UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

DFC Global Corp.

(Name of Subject Company (issuer))

DFC Global Corp.

(Name of Filing Person (issuer))

3.25% Senior Convertible Notes due 2017	2.875% Senior Convertible Notes due 2027	3.00% Senior Convertible Notes due 2028
(Title of Class of Securities)	(Title of Class of Securities)	(Title of Class of Securities)

23324T AB3	256664 AB9 and 256664 AA1	256664 AC7
(CUSIP Number of Class of Securities)	(CUSIP Number of Class of Securities)	(CUSIP Number of Class of Securities)

William M. Athas

Senior Vice President, Finance,

Chief Accounting Officer and

Corporate Controller

DFC Global Corp.

1436 Lancaster Avenue

Berwyn, Pennsylvania 19312

(610) 296-3400

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Barry M. Abelson, Esq.

Brian M. Katz, Esq.

Pepper Hamilton LLP

3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, Pennsylvania 19103

(215) 981-4000

CALCULATION OF FILING FEE

Transaction valuation*:	Amount of filing fee**:
$387,431,461.10	$49,901.17

*	Calculated solely for purposes of determining the filing fee. The purchase price of the 3.25% Senior Convertible Notes due 2017 (the “2017 Notes”), as described herein, is approximately $1,003.30 per $1,000 principal amount outstanding. As of May 12, 2014, there was $230,000,000 in aggregate principal amount of 2017 Notes outstanding, resulting in an aggregate maximum purchase price for the 2017 Notes of $230,759,000.00. The purchase price of the 2.875% Senior Convertible Notes due 2027 (the “2027 Notes”), as described herein, is approximately $1,002.98 per $1,000 principal amount outstanding. As of May 12, 2014, there was $36,195,000 in aggregate principal amount of 2027 Notes outstanding, resulting in an aggregate maximum purchase price for the 2027 Notes of $36,302,861.10. The purchase price of the 3.00% Senior Convertible Notes due 2028 (the “2028 Notes” and, together with the 2017 Notes and the 2027 Notes, the “Notes”), as described herein, is approximately $1,003.08 per $1,000 principal amount outstanding. As of May 12, 2014, there was $120,000,000 in aggregate principal amount of 2028 Notes outstanding, resulting in an aggregate maximum purchase price for the 2028 Notes of $120,369,600.00. As a result, the aggregate maximum purchase price for the Notes is $387,431,461.10.
**	The amount of the filing fee was calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and equals $$128.80 for each $1,000,000 of the value of the transaction. This entire amount was paid in connection with the original filing on May 15, 2014.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

INTRODUCTORY STATEMENT

This Amendment No. 1 to the Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed by DFC Global Corp., a Delaware corporation (the “Company”), with the Securities and Exchange Commission on May 15, 2014 (the “Schedule TO”), and relates to the Company’s offers (each an “Offer” and, collectively, the “Offers”) to purchase for cash any and all of the Company’s outstanding (i) 3.25% Senior Convertible Notes due 2017 (the “2017 Notes”), (ii) 2.875% Senior Convertible Notes due 2027 (the “2027 Notes”) and (iii) 3.00% Senior Convertible Notes due 2028 (the “2028 Notes” and, together with the 2017 Notes and the 2027 Notes, the “Notes”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 15, 2014 (as it may be amended and supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal, dated May 15, 2014 (as it may be amended and supplemented from time to time, the “Letter of Transmittal”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

The Schedule TO was filed in satisfaction of the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This Amendment No. 1 to the Schedule TO, as it amends and supplements the Schedule TO, is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Exchange Act. Except as otherwise specifically provided herein, this Amendment No. 1 does not modify any of the information contained in the Schedule TO, the Offer to Purchase and the related Letter of Transmittal. All capitalized terms used but not specifically defined in this Schedule TO shall have the meanings given to such terms in the Offer to Purchase.

Item 11	Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented to include the following:

On June 13, 2014, the Company issued a press release announcing the results of the Offers. The Offers made pursuant to the Offer to Purchase and the Letter of Transmittal expired on June 13, 2014 at 11:00 a.m., New York City Time (the “Expiration Time”). Holders who validly tendered and did not withdraw their Notes before the Expiration Time are eligible to receive the applicable purchase price set forth for each such series of Notes in the table below. The following table also sets forth the results for the Offers:

CUSIP Number	Issuer	Title of Security	Aggregate Principal Amount Tendered	Aggregate Principal Amount Outstanding Following the Settlement of Tendered Notes	Purchase Prices Per $1,000 Principal Amount of Notes(1)
23324T AB3	DFC Global Corp.	3.25% Senior Convertible Notes due 2017	$229,563,000	$437,000	$1,003.30
256664 AB9 256664 AA1	DFC Global Corp. (f/k/a Dollar Financial Corp.)	2.875% Senior Convertible Notes due 2027	$36,195,000	$0	$1,002.98
256664 AC7	DFC Global Corp. (f/k/a Dollar Financial Corp.)	3.00% Senior Convertible Notes due 2028	$119,280,000	$720,000	$1,003.08

(1)	Plus accrued and unpaid interest from the last interest payment date to, but not including, the Payment Date (as defined in the Offer to Purchase) for the Notes purchased pursuant to the Offers.

Payment for the Notes accepted for purchase in any Offer is expected to occur on June 16, 2014.

Item 12	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(ii)	Press Release, dated June 13, 2014.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DFC GLOBAL CORP.

By:	/s/ Randy Underwood
	Name:	Randy Underwood
	Title:	Executive Vice President and Chief Financial Officer

Dated: June 13, 2014

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase Any and All of its 3.25% Senior Convertible Notes due 2017; 2.875% Senior Convertible Notes due 2027; 3.00% Senior Convertible Notes due 2028, dated May 15, 2014.*

(a)(1)(ii)	Letter of Transmittal, dated May 15, 2014.*

(a)(5)(i)	Press Release, dated May 15, 2014.*

(a)(5)(ii)	Press Release, dated June 13, 2014.

(b)	Not applicable.

(c)	Not applicable.

(d)(1)	Indenture dated as of June 27, 2007, between Dollar Financial Corp. and U.S. Bank National Association, as trustee, governing the terms of the 2.875% Senior Convertible Notes due 2027(incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by Dollar Financial Corp. on June 27, 2007 (File No. 000-50866)).*

(d)(2)	Indenture dated as of December 21, 2009 between Dollar Financial Corp. and U.S. Bank National Association, as trustee, governing the terms of the 3.00% Senior Convertible Notes due 2028 (incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K filed by Dollar Financial Corp. on December 24, 2009 (File No. 000-50866)).*

(d)(3)	Indenture dated as of April 16, 2012 between DFC Global Corp. and U.S. Bank National Association, as trustee, governing the terms of the 3.25% Senior Convertible Notes due 2017 (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Company on April 16, 2012 (File No. 000-50866)).*

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed as an exhibit to the Schedule TO, filed May 15, 2014.